Exhibit 99

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   Unilever Press Office London   Tel: 020 7822 6805/6010 Fax: 020 7822 5511

      E-mail: press-office.london@unilever.com    http://www.unilever.com

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Release: Immediate


                             UNILEVER TRADING UPDATE
                             -----------------------

Unilever reports continuing strong margin improvement and reconfirms low double-digit growth in earnings per share (beia) for the year but with growth of its leading brands now expected to be below 3%.


EARNINGS GROWTH
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FULL YEAR

STRONG OPERATING MARGIN EXPANSION THROUGH RESTRUCTURING AND PROCUREMENT SAVINGS PROGRAMMES CONTINUES TO BE THE KEY DRIVER OF EARNINGS GROWTH FOR THE YEAR.

At the start of the year the company showed it had created headroom in its operating plans to enable delivery of its targets and to respond to what was seen as a more challenging business environment.

The after tax profit impact of lower than planned sales is offset by additional procurement savings ((euro)100 million after tax) as previously set out at the half year and benefits in tax management flowing from the Path to Growth programme enabling a beia tax rate at the bottom end of the 30-32% rate given as guidance for the medium term. Each percentage point improvement to the beia tax rate is worth (euro)70 million after tax profit.

TOTAL BRAND INVESTMENT IS EXPECTED TO BE AHEAD OF 2002, with Advertising and Promotions (A&P) at a similar level but with an increase in trade and consumer price related promotions which are netted off sales in reporting turnover. Brand investment continues to support key innovations and market place activities in line with the original operating plan. Of the planned major market place initiatives in 2003 only two (both in Spreads and Cooking Products) have been delayed - one awaiting regulatory clearance and the other as the roll-out phasing is adapted to optimise product formulations.

The phasing of EPS delivery through the year is affected by the timing of A&P spend in 2002 when Q4 was 300 bps ahead of the prior year. This year, the A&P spend rate in Q4 is expected to be below the Q4 2002 comparator but above that of Q4 2001.

EPS DELIVERY TAKES ACCOUNT OF 6% DILUTION FROM FRS17 PENSION COSTS AND STOCK OPTION EXPENSING.
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THIRD QUARTER

EPS BEIA IN THE THIRD QUARTER IS EXPECTED TO BE AHEAD BY AROUND 12% WITH OPERATING MARGIN BEIA AHEAD BY AROUND 100 BPS FROM RESTRUCTURING AND PROCUREMENT SAVINGS PROGRAMMES.

LEADING BRANDS GROWTH
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Leading brands grew by 3.2% with 5.1% in Home and Personal Care and 1.8% in
Foods. Underlying volume growth in the leading brands is estimated at 1.9%. Underlying sales growth for the total business is 2.3%. Leading brands are now 92% of the total business.

THIRD QUARTER HIGHLIGHTS FOR LEADING BRANDS GROWTH (see also table below)

o Continued good progress both in Personal Care (excl. Prestige) with growth of 9.6%, and in Developing and Emerging (D&E) markets with growth at 8.8%, together representing over 45% of leading brands.

o Impact of exceptional summer weather broadly neutral - solid performance in Europe in Ice Cream and an excellent contribution from RTD tea but lower consumption in categories consumed `hot' such as savoury, frozen meals and leaf tea.

o Strong performance in US Ice Cream. Further progress in Laundry driven by D&E markets.

In respect of the factors which affected the first half year, the third quarter has seen:

o    No further sharp retailer de-stocking in US HPC

o    Continued pick-up in sales growth in Foodsolutions

o Further weakness experienced in Prestige. Performance in Household Care and Frozen Foods improved but remain below expectations. These three categories together represent approaching 10% of total leading brands but dilute growth in the quarter by 90 bps.

o Slim.Fast innovations performing in line with plan and trade issues resolved, but impact of current diet alternatives above expectation, diluting growth in the quarter by 90 bps. Confidence in the longer term growth opportunity based on size and growth of the market, Slim.Fast's proven scientific approach to healthy weight management and strong endorsement from the medical profession.

Looking at the development through the year, across nearly 90% of the leading brand portfolio there has been a pick-up in momentum with growth moving from an average of 4.3% in H1 back into the target range at 5.1% in Q3. The remaining leading brands: in Prestige, Frozen Foods, Household Care and in Slim.Fast declined faster, from 5.7% in H1 to a decline of 10.4% in Q3 notwithstanding the improvements in Frozen Foods and Household Care.

Commenting on the growth of the leading brands in 2003 the Co-Chairmen of Unilever, Antony Burgmans and Niall FitzGerald said:

"We have significantly improved the quality of the brand portfolio and see good progress in the vast majority of our business. Path to Growth is delivering its expected benefits across a broad front, but revenue growth will be held back in 2003 by some one-off factors in the first half and a limited number of under-performing businesses. As a result we now expect leading brand growth to be below 3% for the full year. With over a year to go until we reach the end of Path to Growth, the under-performing parts of the business will be progressively improved."


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Unilever's third quarter results will be published on Wednesday 29 October 2003.

Financial numbers are quoted in Euros at constant rates of exchange, that is average 2002 rates.

EPS is quoted on a before exceptional item and goodwill amortisation basis (EPS
(beia)).



SAFE HARBOUR STATEMENT: This presentation contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act 1995) based on our best current information and what we believe to be reasonable assumptions about anticipated developments. Words such as "expects", "anticipates", "intends" and other similar expressions are intended to identify such forward looking-statements. Because of the risks and uncertainties that always exist in any operating environment or business we cannot give any assurance that the expectations reflected in these statements will prove correct. Actual results and developments may differ materially depending upon, among other factors, currency values, competitive pricing, consumption levels, costs, environmental risks, physical risks, risks related to the integration of acquisitions, legislative, fiscal and regulatory developments and political and social conditions in the economies and environments where Unilever operates. Further details of these potential risks and uncertainties are given in the Unilever Annual Report and Accounts and Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements.


LEADING BRAND GROWTH BY CATEGORY

LEADING BRANDS                                        H1        Q3
GROWTH %              2000      2001      2002      2003      2003

Personal Care
excl. Prestige)        7.5       9.0      10.8       8.6       9.6

Prestige               2.8      (7.2)      1.3      (8.0)    (25.8)

TOTAL PERSONAL CARE    7.0       7.6      10.1       7.6       6.9


Laundry                3.2       5.3       1.9       1.3       2.3

Household Care         2.0       7.1       2.6      (3.6)      1.2

TOTAL HPC              5.3       6.5       6.7       4.8       5.1


Savoury & Dressings    6.0       4.2       5.1       3.4       2.0

Tea Based Beverages    4.5       3.3       3.3       4.9      11.5

Spreads & Cooking     (1.5)      5.5       4.3      (0.4)     (0.7)

Health & Wellness     17.0      25.4       9.1     (14.5)    (23.5)

Ice Cream              1.2       2.9       4.0       4.0       5.5

Frozen                 3.0       0.3       0.9      (0.2)      0.3

TOTAL FOODS            1.9       4.1       4.4       1.7       1.8


TOTAL UNILEVER         3.8       5.3       5.4       3.1       3.2

                                      -o0o-

October 20 2003